# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Quantum Biopharma Ltd., CIK 0001771885
CUSIP: 74764Y205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 55 UNIVERSITY AVENUE, SUITE 1003, 55 UNIVERSITY AVENUE, SUITE 1003, TORONTO, Ontario Canada (A6), M5J 2H7
Date of event which requires filing of this statement: 06/12/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0002072045-25-000002
Filed by CIK 0002072045
Persons authorized to receive notices and communications: Malone Wealth Ventures, 9201 W State St. Ste 126, Boise, Idaho (ID), 83714, 2089854526

## Reporting persons
- Malone Wealth Ventures LLC (CIK 0002072045): type of reporting person: investment adviser (IA); sole voting power 16,100; shared voting power 0; sole dispositive power 505,172; shared dispositive power 0; aggregate amount beneficially owned 505,172 (14.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Quantum Biopharma Ltd.
Address of issuer's principal executive offices: 55 UNIVERSITY AVENUE, SUITE 1003, 55 UNIVERSITY AVENUE, SUITE 1003, TORONTO, Ontario Canada (A6), M5J 2H7

## Signatures
- Malone Wealth Ventures LLC: Kevin M Malone, Chief Executive Officer (06/16/2025)